UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

20 August 2020
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: 2020 Interim Results

2020 Interim Results

Key Highlights

●        Health & safety remains our number one priority
●        Robust performance in a challenging environment
●        Decisive reaction to evolving market backdrop
●        EBITDA and margin ahead despite lower sales
●        Record cash generation; further underpinning financial strength & flexibility
●        $3.8bn improvement in net debt position; $10bn of available liquidity
●        Continued dividend delivery; interim dividend in line with prior year

H1 Summary Financials	2020	LFL
Sales Revenue	$12.2bn	-3%
EBITDA	$1.6bn	+2%
EBITDA Margin	13.0%	+70bps
Operating Cash Flow	$1.0bn	+$0.7bn

●        Q3 EBITDA is expected to be in line with prior year
●        Limited visibility for Q4 and into 2021
●        Focused on continuing to improve profitability, margins & cash

Albert Manifold, Chief Executive, said today:
"Our first-half performance is testament to the hard work and dedication of all our people during a very challenging and uncertain period. As ever, health and safety is our number one priority and our primary focus is to provide a safe working environment for all of our employees. As a Group we took swift and comprehensive action in response to the COVID-19 crisis, and our ability to flex our cost base and deliver improved profitability, margins and cash generation in a rapidly evolving environment demonstrates the strength and resilience of our business. The outlook for the rest of the year and into 2021 remains uncertain and is dependent on an improving health situation across our markets."

Announced Thursday, 20 August 2020

2020 Interim Results

Health & Safety

The health and safety of our people remains our number one priority and our approach to workplace safety is uncompromising in our response to the COVID-19 pandemic. In this regard, our primary focus is to ensure that we provide a safe working environment for our employees, contractors and customers, enabling them to carry out their activities in accordance with the various health and safety protocols currently in place across our markets.

Trading Overview

The global COVID-19 pandemic had a material impact across the construction markets in which we operate. First-half sales for the Group were 5% behind, with like-for-like1 sales 3% behind the first half of 2019, as a positive performance in the first quarter was followed by significant disruption in the second quarter.
●            First-half like-for-like sales for our Americas Materials operations were 1% behind 2019 as the impact of COVID-19 related shutdowns in our North region was partly offset by strong demand in our West region, which experienced more favourable weather conditions than prior year, and improved pricing.
●            In Europe Materials, a solid start to the year was offset by the impact of COVID-19 related government restrictions across a number of key markets in Europe and in Asia. As a result, sales in the first half were down 11% on a like-for-like basis against the same period in 2019.
●            Like-for-like sales in Building Products were 2% ahead of 2019. Strong residential repair, maintenance & improvement (RMI) demand in North America resulted in positive volumes together with pricing progress across most platforms.
This was partly offset by the impact of COVID-19 restrictions on a number of our operations in Europe and North America, particularly those serving the non-residential construction sector.

With a strong focus on cost rationalisation to mitigate the financial impacts of the pandemic, EBITDA of $1.59 billion was slightly behind 2019 (H1 2019: $1.62 billion) and was impacted by $65 million of one-off costs primarily due to COVID-19 related restructuring items. On a like-for-like basis Group EBITDA was 2% ahead of 2019, while the like-for-like EBITDA margin increased 70bps.
●            Solid price progression, good cost control and lower energy costs resulted in like-for-like EBITDA in Americas Materials up 20%.
●            In Europe Materials, like-for-like EBITDA was 28% behind primarily reflecting the significant impact of COVID-19 restrictions in the United Kingdom (UK), other Western European markets and the Philippines.
●            Strong operating leverage on increased sales in Building Products, reflected good commercial discipline, cost rationalisation and ongoing profit improvement initiatives. Like-for-like EBITDA was 11% ahead.

First-half profit before tax was $518 million, compared with a profit of $717 million in the first half of 2019 primarily reflecting lower profit on divestments compared with the first half of 2019. Note 2 on page 18 analyses the key components of the first-half 2020 performance.

Mitigating Actions

In response to the COVID-19 crisis, the Group took immediate and decisive actions to right-size our cost base in line with evolving demand levels. These actions included:
●            Suspension of all non-essential and discretionary expenditure;
●            $0.2 billion reduction in fixed costs;
●            $0.8 billion improvement in working capital outflow;
●            $0.2 billion reduction in capital expenditure; and
●            Consolidation of operating locations to adapt to lower levels of activity.
The Group continued to support our businesses by investing in operational improvements and capacity increases to serve growing demand in markets which were less affected by pandemic restrictions.

Outlook

The near-term outlook for economic and construction activity across our markets remains uncertain and is dependent on an improving health situation. Based on recent trading trends we expect like-for-like sales in the third quarter to be slightly behind the same period in 2019, with Americas Materials slightly behind, Building Products broadly in line, while Europe Materials is expected to be behind prior year levels. Overall EBITDA for the third quarter is expected to be in line with the third quarter in 2019. There is limited visibility for the fourth quarter of the year and as a result the Group is not in a position to provide full-year guidance at this time. The longer-term prospects for CRH remain positive, benefiting from significant financial strength and resilience together with a portfolio of high-quality assets in attractive markets.

[1] See pages 35 to 37 for glossary of alternative performance measures (including EBITDA, like-for-like (LFL)/organic and Net Debt/EBITDA) used throughout this report. Operating cash flow is net cash inflow from operating activities as reported in the Condensed Consolidated Statement of Cash Flows on page 14.

 Americas Materials
		Analysis of change
$ million	2019	Exchange	Acquisitions	Divestments	One-offs1	Organic	2020	% change
Sales revenue	4,533	-21	+22	-20	-	-35	4,479	-1%
EBITDA	567	+1	+4	+1	-21	+115	667	+18%
Operating profit	189	+4	+1	+2	-21	+114	289	+53%
EBITDA/sales	12.5%						14.9%
Operating profit/sales	4.2%						6.5%
                                                                                                                                                                                                                             1One-offs primarily due to COVID-19 related restructuring costs

Against the backdrop of regional variations in pandemic restrictions and generally more favourable weather conditions than prior year, Americas Materials reported first-half like-for-like sales 1% behind 2019. Despite the modest decline in sales, like-for-like operating profit was 59% ahead of 2019, as price progression, lower energy costs and strong cost control offset volume challenges. As a result, margins increased compared with the first half of 2019. The reduction in sales was primarily driven by COVID-19 restrictions in the second quarter which impacted volumes across all lines of business particularly in our Northern regions of Quebec, New York, Pennsylvania and Washington following a strong first quarter performance; however good like-for-like sales growth in all products in our West region was experienced due to strong demand, solid backlogs and mild weather.

Aggregates
Total and like-for-like aggregates volumes were in line with 2019. Strong demand in West was offset by lower activity in North which was impacted by COVID-19 restrictions and in South due to unfavourable weather. Total and like-for-like prices increased by 2%, with mid-single digit increases in North and South and flat pricing in West, influenced by sales mix, which resulted in good margin expansion overall.

Asphalt
A reduction in asphalt volumes in the second quarter, as higher volumes in West were unable to offset volume challenges in North and South, resulted in first-half total and like-for-like volumes 5% behind 2019. Average prices were flat however margins expanded benefiting from lower liquid asphalt costs, good cost control and operational efficiencies.

Readymixed Concrete
Readymixed concrete volumes were 4% behind 2019 on a like-for-like basis with strong demand in certain areas in West offset by lower volumes in North and South; overall average prices increased 6% compared with same period in 2019. Strong price increases were experienced particularly in our North and West regions supported by commercial excellence initiatives.

Paving and Construction Services
Paving and construction services revenues were 4% behind the first half of 2019 on a total and like-for-like basis with mixed activity levels across our regions. Profitability benefited from higher margin projects in our South region.

Cement
Sales volumes in the United States (US) were 4% ahead of 2019 on a total and like-for-like basis, as strong volume trends in West supported by growth in our downstream businesses drove performance. Strong price realisation across all markets, operational improvements and synergy delivery resulted in improved operating profits.

Operations in Canada were impacted by COVID-19 related lockdown measures from the beginning of April. The timing and impact of restrictions varied across regions with volumes behind prior year. Prices were ahead of prior year with all regions showing positive or flat prices.

Demand for cement in Brazil has been resilient to the impacts of the pandemic and volumes and prices were ahead of prior year.

Europe Materials
		Analysis of change
$ million	2019	Exchange	Acquisitions	Divestments	One-offs1	Organic	2020	% change
Sales revenue	4,615	-103	+35	-	-	-477	4,070	-12%
EBITDA	521	-10	+4	-	-32	-145	338	-35%
Operating profit	236	-5	-	-	-32	-137	62	-74%
EBITDA/sales	11.3%						8.3%
Operating profit/sales	5.1%						1.5%
1One-offs primarily due to COVID-19 related restructuring costs

Despite a strong start to the year, Europe Materials like-for-like sales and like-for-like operating profit fell by 11% and 59% respectively, reflecting the impact of site closures from mid-March to late-May as a result of COVID-19 in the UK, Ireland, France and the Philippines, in particular. Germany, Switzerland, the Benelux and most of Eastern Europe were less impacted as construction activity continued and in certain cases was boosted by government projects and increased local demand.

UK
Widespread plant shutdowns in the UK during March, April and May as a result of COVID-19 resulted in volumes finishing behind in all products compared to 2019 with aggregates volumes showing the most resilience and readymixed concrete being impacted the most. Favourable cement and lime pricing and cost savings did not compensate for the lower volumes and sales and operating profit in the UK finished well behind the first half of 2019.

Western Europe
Construction in Ireland was severely impacted by government restrictions in response to COVID-19 with volumes in all products behind prior year. Pricing remained resilient with improvements on prior year and, despite a significant pick-up in demand in June, sales and operating profit for the first half of the year finished behind 2019. In France, volumes were down across the materials businesses due to the impact of COVID-19 lockdowns. Price improvements, strong volumes in our precast business at the beginning of the year and stringent cost control partly offset the impacts on sales and operating profit, which finished behind 2019. Sales in the Benelux were ahead of 2019 reflecting higher volumes in the Dutch structural business and robust pricing across all products. This was only partly offset by lower volumes across the materials businesses from the COVID-19 related closures of construction sites in Belgium. Strong pricing, combined with cost savings initiatives resulted in operating profit ahead of the first half of 2019. In Denmark, like-for-like sales and operating profit were behind 2019 due to pressure on volumes in our structural business. The continued positive impact of project activity on aggregates volumes in Finland, improved pricing on solid cement volumes and unusually mild weather in the first quarter of 2020 resulted in increased sales and operating profit despite a slowdown in the residential sector and lower volumes in readymixed concrete. In Switzerland, price progress in cement and readymixed concrete and a focus on cost savings initiatives partly compensated for a decline in volumes due to challenging market conditions; consequently like-for-like sales and operating profit finished behind 2019. With limited impact from COVID-19, cement volumes and pricing in Germany improved.

Eastern Europe
Poland benefited from a mild winter, maintaining solid cement volumes and higher aggregates and asphalt volumes. Price growth offset lower readymixed concrete volumes delivering like-for-like sales and operating profit ahead of 2019. In Ukraine, improved cement pricing more than offset lower cement volumes which were impacted by competitive pressure from imports and a decline in residential construction. Lower input costs and tight cost control further contributed to higher operating profit than 2019. A strong performance was achieved in Romania, with sales and operating profit ahead of 2019 driven by robust pricing, cost savings initiatives and higher volumes due to favourable weather in the first quarter of the year, a strong pipeline of projects and increased demand in the residential sector. In Hungary and Slovakia, like-for-like sales and operating profit increased from the first half of 2019, with price progression and good cement volumes driven by strong infrastructure demand and mild weather earlier in the year. Cement volumes were in line with 2019 in Serbia due to a strong first quarter which offset lower volumes in the second quarter. Improved pricing and cost savings initiatives positively impacted operating profit which finished ahead of 2019.

Asia
Cement volumes in the Philippines declined as a result of COVID-19 related plant shutdowns. Reduced volumes and lower prices resulted in sales and operating profit behind the first half of 2019; however, the impact on profitability was partly offset by lower costs. The Group also has a share of profit after tax from its stake in Yatai Building Materials in China which is reported within the Group's share of equity accounted investments' results. Despite continued pricing pressure in Yatai Building Materials, sales and operating profit were ahead of the first half of 2019 due to higher volumes driven by government stimulus packages and reduced costs.

Building Products
		Analysis of change
$ million	2019	Exchange	Acquisitions	Divestments	One-offs1	Organic	2020	% change
Sales revenue	3,699	-29	+174	-257	-	+79	3,666	-1%
EBITDA	533	-2	+34	-25	-12	+57	585	+10%
Operating profit	371	-1	+16	-11	-12	+50	413	+11%
EBITDA/sales	14.4%						16.0%
Operating profit/sales	10.0%						11.3%
                                                                                                                                                                                                                             1One-offs primarily due to COVID-19 related restructuring costs

In the first half of the year Building Products experienced solid pricing and improved volumes supported by robust homecenter demand, particularly in North America, along with more favourable early season weather in North America and Europe. The positive performance was partly offset by the business disruption as a result of COVID-19, as our European operations were particularly impacted by government restrictions from mid-March to late-May along with shutdowns in certain areas of North America. Reduced construction activity in the non-residential sector was more than offset by higher demand in residential RMI as people were confined to their homes during the pandemic. As a result, like-for-like sales were 2% ahead of 2019.

Rapid actions to mitigate the impact of the pandemic, commercial and operational initiatives along with improved selling prices helped deliver margin improvement and like-for-like operating profit was 14% ahead of 2019.

Architectural Products
With significant volume growth in both North America and Europe along with solid pricing, like-for-like sales in Architectural Products increased 12% compared with the first half of 2019, reflecting year-on-year increases in most major markets and product lines. Following steady demand in the first quarter supported by mild weather conditions and selling price increases, our operations in North America experienced a significant increase in demand in the second quarter across hardscapes, dry-mix as well as lawn and garden products as people remained at home during government restrictions. Trading in Europe benefited from volume growth in Germany and Poland.

Operating profit exceeded the same period last year with margin expansion due to volume efficiencies and benefits from profit improvement initiatives including actions taken to control fixed cost overheads during the COVID-19 crisis.

Building Envelope
Lower sales volumes across our C.R. Laurence and architectural glass operations as a result of the COVID-19 crisis resulted in like-for-like revenue 10% behind the first half of 2019. Pricing remained stable. C.R. Laurence was impacted due to a number of US "shelter in place" orders which adversely affected many small customers in the residential, interior and RMI segments.

Operating profit was behind 2019 due to the lower volumes partly offset by cost management initiatives to ensure input and labour costs remained in line with reductions in volumes.

Infrastructure Products
Selling price increases and volume growth in the North American utility enclosures business which was buoyed by strong demand from the communications sector, were offset by lower volumes in the European and Australian businesses; like-for-like sales were flat. The European operations, particularly in the UK and France, were impacted by COVID-19 restrictions while the Australian business was affected by a downturn in the telecoms market.

With a strong focus on cost control including plant rationalisation, performance improvement measures and good pricing, operating profit was ahead of the first half of 2019.

Construction Accessories
Like-for-like sales were 9% behind the first half of 2019 as a result of COVID-19 related business disruption which significantly impacted our operations in the UK, France and Belgium from mid-March. Mild weather conditions in the first quarter along with a strong order backlog in Germany partly offset the weaker trading. The US operations were also impacted by COVID-19 restrictions along with some challenging market conditions.

Operating profit was behind 2019 impacted by the lower volumes but partly offset by performance initiatives including production efficiencies, commercial excellence, procurement savings and overhead cost control.

Other Financial Items

As announced on 28 February 2020, the Group has changed the currency in which it presents its financial results from euro to US Dollar.

Depreciation and amortisation charges of $826 million were in line with 2019.

Divestments and asset disposals during the period generated total profit on disposals of $9 million (H1 2019: $166 million) which primarily related to the divestment of precast concrete production assets in our Building Products Division. The profit of $166 million in 2019 primarily reflected the profit on the divestment of the European Shutters & Awnings business.

The Group's $3 million share of losses from equity accounted investments was behind the first half of 2019 (H1 2019: $16 million profit) mainly due to the divestment of the Indian cement joint venture in 2019 along with weaker performances in a number of operations due to COVID-19 restrictions.

Net finance costs for the period were lower than the first six months of 2019 at $252 million (H1 2019: $261 million) primarily due to lower interest rates introduced by central banks globally to deal with the economic impact of the COVID-19 pandemic.

First-half profit before tax was $518 million (H1 2019: $717 million) and the interim tax charge, which represents an effective tax rate of 21.6% of profit before tax, has been estimated, as in prior years, based on current expectations of the full year tax charge. Earnings per share were 25% lower than last year at 51.3c (H1 2019: 68.1c), primarily reflecting lower profit on divestments compared with the first half of 2019.

Dividend and Share Buyback

In light of the Group's resilient first-half performance and despite the disruption of COVID-19 across our markets, the Board has decided to maintain the interim dividend, now declared in US Dollar, at 22.0c per share. It is proposed to pay the interim dividend wholly in cash on 25 September 2020 to shareholders registered at the close of business on 4 September 2020. Further details on the dividend process, including the default payment currency and currency election options, are set out in note 7 on page 24.

In March 2020, the Group completed the most recent tranche of its share buyback programme, returning a further $220 million of cash to shareholders. This brings total cash returned to shareholders under the Group's share buyback programme to $2 billion since its commencement in May 2018. Share buyback decisions are based on an ongoing assessment of the capital needs of the business and general market conditions. In light of the recent market volatility, the Board has paused the Group's share buyback programme until further notice.

Balance Sheet and Liquidity

Net debt of $7.8 billion at 30 June 2020 was $3.8 billion lower than the figure reported at 30 June 2019 (H1 2019: $11.6 billion). A first-half cash inflow from operating activities of $1.0 billion is an improvement of $0.7 billion over prior year (H1 2019: $0.3 billion) primarily due to strong working capital control. As in prior years, we expect a strong operating cash inflow in the second half of 2020 and for year-end 2020 debt metrics to show an improvement on prior year (Year-end 2019 Net Debt/EBITDA 1.7x).

In April 2020, the Group drew down its €3.5 billion revolving credit facility further strengthening its cash position. In April 2020, the Group successfully issued a total of €2 billion in euro denominated bonds at a weighted average maturity of seven years and with a weighted average interest rate of 1.35%. As at 30 June 2020, the Group had $10 billion of cash with sufficient liquidity to meet all maturing debt obligations for the next 4.9 years.

The Group continues to maintain its strong balance sheet and a strong investment grade credit rating with a BBB+ or equivalent rating with each of the three main rating agencies.

Acquisitions and Divestments

In H1 2020, the Group invested $129 million on eight acquisitions (including deferred and contingent consideration in respect of prior year acquisitions).

On the divestment front, the Group completed four transactions and realised total business and asset disposal proceeds of $184 million, inclusive of $115 million relating to the receipt of deferred proceeds from prior year divestments.

H1 2020 Acquisitions and Investments

The Building Products Division completed three bolt-on acquisitions in H1 2020 amounting to a total spend of $69 million. The largest acquisition was in Infrastructure Products where it acquired the assets of Highline Products in Tennessee providing increased participation in the enclosures market and an attractive geographic presence in the polymer concrete market.

The Americas Materials Division completed two bolt-on acquisitions in the US for a total spend of $23 million, while the Europe Materials Division completed three small acquisitions for an investment of $5 million.

In addition, the Group paid $32 million of deferred and contingent consideration in H1 2020.

H1 2020 Divestments and Disposals

The largest divestment in H1 2020 was the sale of precast concrete production assets located in Spokane, Washington completed by our Building Products Division, which received $18 million in proceeds. Americas Materials divested of its asphalt and construction business in the Florida Panhandle for total proceeds of $12 million. Two smaller divestments were completed in our Europe Materials Division.

In addition to these business divestments, the Group realised proceeds of $39 million from the disposal of surplus property, plant and equipment and other non-current assets. Furthermore, $115 million cash proceeds were received in H1 2020 relating to prior year divestments, of which $92 million related to deferred consideration for the Group's previous equity interest in My Home Industries Ltd., India.

Condensed Interim
Financial Statements
and
Summarised Notes
Six months ended 30 June 2020

Condensed Consolidated Income Statement
	Unaudited		Year ended
	Six months ended 30 June		31 December
		Restated (i) (ii)	Restated (i)
	2020	2019	2019
	$m	$m	$m

Revenue	12,215	12,847	28,132
Cost of sales	(8,365)	(8,729)	(18,859)
Gross profit	3,850	4,118	9,273
Operating costs	(3,086)	(3,322)	(6,480)
Group operating profit	764	796	2,793
Profit/(loss) on disposals	9	166	(189)
Profit before finance costs	773	962	2,604
Finance costs	(206)	(207)	(387)
Finance income	2	8	22
Other financial expense	(48)	(62)	(125)
Share of equity accounted investments' (loss)/profit	(3)	16	67
Profit before tax from continuing operations	518	717	2,181
Income tax expense - estimated at interim	(112)	(159)	(534)
Group profit for the financial period from continuing operations	406	558	1,647
Profit after tax for the financial period from discontinued operations	-	44	91
Group profit for the financial period	406	602	1,738

Profit attributable to:
Equity holders of the Company
From continuing operations	403	551	1,627
From discontinued operations	-	43	90
Non-controlling interests
From continuing operations	3	7	20
From discontinued operations	-	1	1
Group profit for the financial period	406	602	1,738

Basic earnings per Ordinary Share	51.3c	73.5c	214.3c
Diluted earnings per Ordinary Share	51.0c	73.1c	212.6c

Basic earnings per Ordinary Share from continuing operations	51.3c	68.1c	203.0c
Diluted earnings per Ordinary Share from continuing operations	51.0c	67.8c	201.4c

(i)     Restated throughout to be presented in US Dollar. See note 1 and note 18 for further details.

(ii)    Restated to show the results of our former Europe Distribution segment in discontinued operations. See note 9 for further details.

Condensed Consolidated Statement of Comprehensive Income
	Unaudited		Year ended
	Six months ended 30 June		31 December
		Restated	Restated
	2020	2019	2019
	$m	$m	$m
Group profit for the financial period	406	602	1,738

Other comprehensive income
Items that may be reclassified to profit or loss in subsequent periods:
Currency translation effects	(298)	63	472
(Losses)/gains relating to cash flow hedges	(1)	33	27
Tax relating to cash flow hedges	-	(4)	(4)
	(299)	92	495
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement of retirement benefit obligations	(84)	(148)	(19)
Tax relating to retirement benefit obligations	16	17	(4)
	(68)	(131)	(23)

Total other comprehensive income for the financial period	(367)	(39)	472
Total comprehensive income for the financial period	39	563	2,210

Attributable to:
Equity holders of the Company	30	545	2,174
Non-controlling interests	9	18	36
Total comprehensive income for the financial period	39	563	2,210

Condensed Consolidated Balance Sheet

	Unaudited	Unaudited	As at
	As at 30 June	As at 30 June	31 December
		Restated	Restated
	2020	2019	2019
	$m	$m	$m
ASSETS
Non-current assets
Property, plant and equipment	19,099	20,308	19,574
Intangible assets	9,378	9,702	9,475
Investments accounted for using the equity method	737	1,344	775
Other financial assets	13	26	13
Other receivables	299	205	356
Derivative financial instruments	190	89	85
Deferred income tax assets	85	77	76
Total non-current assets	29,801	31,751	30,354

Current assets
Inventories	2,940	3,673	3,080
Trade and other receivables	4,917	5,984	4,231
Current income tax recoverable	29	24	22
Derivative financial instruments	27	10	7
Cash and cash equivalents	10,088	1,592	4,218
Total current assets	18,001	11,283	11,558

Total assets	47,802	43,034	41,912

EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	335	352	335
Preference share capital	1	1	1
Share premium account	7,493	7,493	7,493
Treasury Shares and own shares	(540)	(1,378)	(360)
Other reserves	393	351	411
Foreign currency translation reserve	(506)	(606)	(202)
Retained income	11,108	11,578	11,350
Capital and reserves attributable to the Company's equity holders	18,284	17,791	19,028
Non-controlling interests	642	620	607
Total equity	18,926	18,411	19,635

LIABILITIES
Non-current liabilities
Lease liabilities	1,326	1,709	1,393
Interest-bearing loans and borrowings	15,108	10,022	9,211
Derivative financial instruments	5	-	1
Deferred income tax liabilities	2,609	2,518	2,627
Other payables	626	541	545
Retirement benefit obligations	569	652	480
Provisions for liabilities	865	832	854
Total non-current liabilities	21,108	16,274	15,111

Current liabilities
Lease liabilities	283	407	304
Trade and other payables	5,031	5,773	4,916
Current income tax liabilities	612	560	565
Interest-bearing loans and borrowings	1,329	1,164	916
Derivative financial instruments	18	25	17
Provisions for liabilities	495	420	448
Total current liabilities	7,768	8,349	7,166
Total liabilities	28,876	24,623	22,277

Total equity and liabilities	47,802	43,034	41,912

Condensed Consolidated Statement of Changes in Equity

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	interests	equity
	$m	$m	$m	$m	$m	$m	$m	$m
For the financial period ended 30 June 2020 (unaudited)

At 1 January 2020	336	7,493	(360)	411	(202)	11,350	607	19,635
Group profit for the financial period	-	-	-	-	-	403	3	406
Other comprehensive income	-	-	-	-	(304)	(69)	6	(367)
Total comprehensive income	-	-	-	-	(304)	334	9	39
Share-based payment expense	-	-	-	47	-	-	-	47
Shares acquired by CRH plc (Treasury Shares)	-	-	(220)	-	-	-	-	(220)
Treasury Shares/own shares reissued	-	-	4	-	-	(4)	-	-
Shares acquired by the Employee Benefit Trust (own shares)	-	-	(29)	-	-	-	-	(29)
Shares distributed under the Performance Share Plan Awards	-	-	65	(65)	-	-	-	-
Tax relating to share-based payment expense	-	-	-	-	-	(7)	-	(7)
Share option exercises	-	-	-	-	-	3	-	3
Dividends	-	-	-	-	-	(537)	(5)	(542)
Transactions involving non-controlling interests	-	-	-	-	-	(31)	31	-
At 30 June 2020	336	7,493	(540)	393	(506)	11,108	642	18,926

For the financial period ended 30 June 2019 (unaudited)

At 1 January 2019 (restated)	353	7,493	(920)	378	(659)	11,705	602	18,952
Group profit for the financial period	-	-	-	-	-	594	8	602
Other comprehensive income	-	-	-	-	53	(102)	10	(39)
Total comprehensive income	-	-	-	-	53	492	18	563
Share-based payment expense	-	-	-	43	-	-	-	43
Shares acquired by CRH plc (Treasury Shares)	-	-	(492)	-	-	(128)	-	(620)
Treasury Shares/own shares reissued	-	-	32	-	-	(32)	-	-
Shares acquired by the Employee Benefit Trust (own shares)	-	-	(68)	-	-	-	-	(68)
Shares distributed under the Performance Share Plan Awards	-	-	70	(70)	-	-	-	-
Tax relating to share-based payment expense	-	-	-	-	-	1	-	1
Share option exercises	-	-	-	-	-	17	-	17
Dividends	-	-	-	-	-	(477)	(6)	(483)
Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	2	2
Transactions involving non-controlling interests	-	-	-	-	-	-	4	4
At 30 June 2019 (restated)	353	7,493	(1,378)	351	(606)	11,578	620	18,411

Condensed Consolidated Statement of Changes in Equity - continued

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	interests	Equity
	$m	$m	$m	$m	$m	$m	$m	$m
For the financial year ended 31 December 2019

At 1 January 2019 (restated)	353	7,493	(920)	378	(659)	11,705	602	18,952
Group profit for the financial year	-	-	-	-	-	1,717	21	1,738
Other comprehensive income	-	-	-	-	457	-	15	472
Total comprehensive income	-	-	-	-	457	1,717	36	2,210
Share-based payment expense	-	-	-	86	-	-	-	86
Shares acquired by CRH plc (Treasury Shares)	-	-	(886)	-	-	-	-	(886)
Treasury Shares/own shares reissued	-	-	42	-	-	(42)	-	-
Shares acquired by the Employee Benefit Trust (own shares)	-	-	(68)	-	-	-	-	(68)
Shares distributed under the Performance Share Plan Awards	-	-	70	(70)	-	-	-	-
Cancellation of Treasury Shares	(17)	-	1,402	17	-	(1,402)	-	-
Tax relating to share-based payment expense	-	-	-	-	-	11	-	11
Share option exercises	-	-	-	-	-	22	-	22
Dividends	-	-	-	-	-	(652)	(11)	(663)
Disposal of non-controlling interests	-	-	-	-	-	-	(9)	(9)
Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	1	1
Transactions involving non-controlling interests	-	-	-	-	-	(9)	(12)	(21)
At 31 December 2019 (restated)	336	7,493	(360)	411	(202)	11,350	607	19,635

Condensed Consolidated Statement of Cash Flows

	Unaudited		Year ended
	Six months ended 30 June		31 December
		Restated	Restated
	2020	2019	2019
	$m	$m	$m
Cash flows from operating activities
Profit before tax from continuing operations	518	717	2,181
Profit before tax from discontinued operations	-	56	117
Profit before tax	518	773	2,298
Finance costs (net)	252	266	498
Share of equity accounted investments' loss/(profit)	3	(23)	(81)
(Profit)/loss on disposals	(9)	(168)	191
Group operating profit	764	848	2,906
Depreciation charge	789	859	1,721
Amortisation of intangible assets	37	33	66
Impairment charge	-	-	9
Share-based payment expense	47	43	86
Other (primarily pension payments)	8	8	(3)
Net movement on working capital and provisions	(356)	(1,132)	(71)
Cash generated from operations	1,289	659	4,714
Interest paid (including leases)	(209)	(228)	(469)
Corporation tax paid	(72)	(125)	(364)
Net cash inflow from operating activities	1,008	306	3,881

Cash flows from investing activities
Proceeds from disposals (net of cash disposed and deferred proceeds)	69	415	2,343
Interest received	2	8	22
Dividends received from equity accounted investments	10	16	39
Purchase of property, plant and equipment	(514)	(718)	(1,374)
Acquisition of subsidiaries (net of cash acquired)	(96)	(322)	(727)
Other investments and advances	(1)	(9)	(32)
Deferred and contingent acquisition consideration paid	(32)	(30)	(54)
Deferred and contingent divestment consideration received	115	-	-
Net cash (outflow)/inflow from investing activities	(447)	(640)	217

Cash flows from financing activities
Proceeds from exercise of share options	3	17	22
Transactions involving non-controlling interests	-	4	(21)
Increase in interest-bearing loans and borrowings	6,174	1,077	106
Net cash flow arising from derivative financial instruments	51	(11)	(40)
Repayment of interest-bearing loans and borrowings	(26)	(592)	(640)
Repayment of lease liabilities*	(132)	(190)	(356)
Treasury Shares/own shares purchased	(249)	(560)	(954)
Dividends paid to equity holders of the Company	(537)	(477)	(652)
Dividends paid to non-controlling interests	(5)	(6)	(11)
Net cash inflow/(outflow) from financing activities	5,279	(738)	(2,546)
Increase/(decrease) in cash and cash equivalents	5,840	(1,072)	1,552

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	4,218	2,686	2,686
Translation adjustment	30	(22)	(20)
Increase/(decrease) in cash and cash equivalents	5,840	(1,072)	1,552
Cash and cash equivalents at 30 June	10,088	1,592	4,218

* Repayment of lease liabilities capitalised under IFRS 16 Leases in the period to 30 June 2020 amounted to $167 million (30 June 2019: $229 million; 31 December 2019: $433 million), of which $35 million (30 June 2019: $39 million; 31 December 2019: $77 million) related to interest paid which is presented in cash flows from operating activities.

Supplementary Information

Selected Explanatory Notes to the Condensed Consolidated Interim Financial Statements

1.   Basis of Preparation and Accounting Policies

Basis of Preparation

The financial information presented in this report has been prepared in accordance with the Group's accounting policies under International Financial Reporting Standards (IFRS) as approved by the European Union, as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34 Interim Financial Reporting.

These Condensed Consolidated Interim Financial Statements do not include all the information and disclosures required in the Annual Consolidated Financial Statements and should be read in conjunction with the Group's 2019 Annual Report and Form 20-F.

The accounting policies and methods of computation employed in the preparation of the Condensed Consolidated Interim Financial Statements are the same as those employed in the preparation of the Annual Consolidated Financial Statements in respect of the year ended 31 December 2019, except for the change in presentation currency and adoption of new standards, interpretations and standard amendments effective as of 1 January 2020 as set out below.

Change in presentation currency

On 28 February 2020 the Group announced that from the beginning of the current financial year it would be changing the currency in which it presents its financial results from euro to US Dollar. Within our current portfolio of businesses, our euro denominated earnings, while sizeable, are a relatively lower proportion of overall earnings. To reduce the potential for foreign exchange volatility in our future reported earnings, the Board determined that, with effect from 1 January 2020, CRH will present its results in US Dollar. Given the current composition of the Group's activities, this change is expected to reduce the impact of currency movements on reported results.

Accordingly, to satisfy the requirements of IAS 21The Effects of Changes in Foreign Exchange Rates, the reported results for the six months ended 30 June 2019 and for the year ended 31 December 2019 have been translated from euro to US Dollar using the following procedures:

●          Assets and liabilities denominated in non-US Dollar currencies were translated into US Dollars at the relevant closing rates of exchange;
●        The trading results of subsidiaries where the functional currency was other than US Dollar were translated into US Dollar at the relevant average rates of exchange;
●          Movements in other reserves were translated into US Dollar at the relevant average rates of exchange;
●          Significant business divestments were translated at the spot rates prevailing on the date of divestment;
●          Share capital, share premium, Treasury Shares/own shares and dividends were translated at the historic rates prevailing on the date of each transaction; and
●          The cumulative translation reserve was set to nil at 1 January 2004, the date of transition to IFRS, and has been restated on the basis that the Group has reported in US Dollars since that date.

A change in presentation currency represents a change in accounting policy which is accounted for retrospectively. The average and closing rates used for this exercise are provided overleaf.

1.   Basis of Preparation and Accounting Policies - continued

Translation of Foreign Currencies

The financial information is presented in US Dollar. Results and cash flows of operations based in non-US Dollar countries have been translated into US Dollar at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. The principal rates used for translation of results, cash flows and balance sheets into US Dollar were:

	Average			Period end
	Six months ended		Year ended	Six months ended		Year ended
	30 June		31 December	30 June		31 December
USD 1 =	2020	2019	2019	2020	2019	2019

Brazilian Real	4.9150	3.8429	3.9423	5.4045	3.8235	4.0197
Canadian Dollar	1.3650	1.3338	1.3269	1.3682	1.3087	1.2994
Chinese Renminbi	7.0331	6.7869	6.9098	7.0742	6.8704	6.9615
Euro	0.9078	0.8851	0.8933	0.8932	0.8787	0.8902
Hungarian Forint	313.4895	283.6075	290.5732	318.2500	284.1740	294.2229
Indian Rupee	74.1511	70.0336	70.4208	75.5102	69.0018	71.3788
Philippine Peso	50.6487	52.2047	51.7955	49.8210	51.2610	50.6498
Polish Zloty	4.0073	3.7989	3.8389	3.9795	3.7343	3.7892
Pound Sterling	0.7939	0.7732	0.7841	0.8150	0.7879	0.7573
Romanian Leu	4.3733	4.1970	4.2388	4.3228	4.1602	4.2576
Serbian Dinar	106.7435	104.5147	105.2592	105.0205	103.6340	104.8813
Swiss Franc	0.9658	0.9997	0.9937	0.9516	0.9758	0.9662
Ukrainian Hryvnia	26.0077	26.9013	25.8045	26.6989	26.1626	23.8007

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations

The following standard amendments became effective for the Group as of 1 January 2020:

●        Amendments to IFRS 3 Business Combinations - Definition of a business
●        Amendments to IFRS 9 Financial instruments, IAS 39 Financial instruments: Recognition and measurement and IFRS 7 Financial instruments: Disclosures - Interest Rate Benchmark Reform
●        Amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors - Definition of material
●        Amendments to References to the Conceptual Framework in IFRS Standards

The standard amendments did not result in a material impact on the Group's results.

The following standard amendment was issued in May 2020 effective for annual reporting periods beginning on or after 1 June 2020 with earlier application permitted:

●          Amendments to IFRS 16 Leases - COVID-19-related rent concessions. The amendment, which would not have been material for the Group for the first half of 2020, has not yet been adopted.

IFRS and IFRIC interpretations being adopted in subsequent years

●          IFRS 17 Insurance Contracts is expected to be effective for reporting periods beginning on or after 1 January 2023, with presentation of comparative figures required. The Group is currently evaluating the impact of this standard on future periods.

There are no other IFRS or IFRIC interpretations that are effective subsequent to the CRH 2020 financial year end that would have a material impact on the results or financial position of the Group.

1.   Basis of Preparation and Accounting Policies - continued

Significant Estimates, Assumptions and Judgements

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IFRS requires management to make certain estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Management believes that the estimates, assumptions and judgements upon which it relies are reasonable based on the information available to it at the time that those estimates, assumptions and judgements are made.

Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in accounting estimates may be necessary if there are changes in the circumstances or experiences on which the estimate was based or as a result of new information.

The significant judgements, the key sources of estimation uncertainty and underlying assumptions applied in the preparation of the Condensed Consolidated Interim Financial Statements were the same as those applied in preparing the Consolidated Financial Statements for the year ended 31 December 2019 with the addition of assessing the impact of the COVID-19 pandemic as set out below.

COVID-19
The current health emergency caused by the global spread of COVID-19 has significant implications for the economies and construction markets in which we operate, and the Group has taken measures in response to the pandemic as outlined on page 2.

The Group has considered the impact of these measures with respect to all significant estimates, assumptions and judgements it makes in the application of the Group's accounting policies and is discussed further below.

Impairment
As at 30 June 2020, the Group performed a review for potential indicators of impairment relating to goodwill of $9.0 billion (30 June 2019: $9.3 billion) allocated to cash-generating units ("CGUs"). When reviewing for indicators of impairment in interim periods, the Group considers, amongst others, the results of the last annual impairment test, the level of headroom and financial performance in the first half of the year.

For the current interim period this review also considered the impact of COVID-19 on the long-term outlook for our businesses which currently remains positive and supports our CGU valuations. As a result, no impairment indicators were identified. The carrying values of items of property, plant and equipment were also reviewed for indicators of impairment. These reviews did not give rise to any impairment charges in the first half of 2020 (H1 2019: $nil million).

While we have not identified any impairments, uncertainty remains in relation to the pace and extent of recovery in some challenging markets (particularly in our Europe Materials segment) with the medium-term outlook dependent on an improving health situation. We will continue to monitor our assessment of the economic environments and in particular the impact of the COVID-19 pandemic and our consequential management actions, to determine whether they have an impact on the long-term valuation of our CGUs. Accordingly, we will update our impairment reviews as part of the finalisation of the full-year Consolidated Financial Statements for 2020.

Other significant estimates and judgements
The impact of COVID-19 on the significant judgements, key sources of estimation uncertainty and underlying assumptions applied in provisions for liabilities, retirement benefit obligations and taxation has also been considered and the impacts are not considered material in the context of the 2020 Condensed Consolidated Interim Financial Statements.

Going Concern

The time period that the Directors have considered in evaluating the appropriateness of the going concern basis in preparing the 2020 Condensed Consolidated Interim Financial Statements is a period of at least twelve months from the date of approval of these financial statements (the 'period of assessment').

The Group has considerable financial resources and a large number of customers and suppliers across different geographic areas and industries. The increase in cash and liquidity available to the Group including our ongoing ability to access the debt markets, the quantum of our liquidity facilities, the absence of financial covenants associated with our debt obligations and the continuing maintenance of strong investment grade credit ratings demonstrate the significant financial strength and resilience of the Group. No concerns or material uncertainties have been identified as part of our assessment, which also considered the impact of the COVID-19 pandemic.

Having assessed the relevant business risks including the pandemic risk identified and discussed in our Principal Risks and Uncertainties on page 38, the Directors believe that the Group is well placed to manage these risks successfully and they have a reasonable expectation that CRH plc, and the Group as a whole, has adequate financial and other resources to continue in operational existence for the period of assessment with no material uncertainties. For this reason, the Directors continue to adopt the going concern basis in preparing the Condensed Consolidated Interim Financial Statements.

2.   Key Components of Performance for the First Half of 2020
     Continuing operations

$ million	Sales revenue	EBITDA	Operating profit	Profit on disposals	Finance costs (net)	Assoc. and JV PAT (i)	Pre-tax profit

First half 2019	12,847	1,621	796	166	(261)	16	717
Exchange effects	(153)	(11)	(2)	(1)	2	-	(1)
2019 at 2020 rates	12,694	1,610	794	165	(259)	16	716
Incremental impact in 2020 of:
2019/2020 acquisitions	231	42	17	-	(6)	-	11
2019/2020 divestments	(277)	(24)	(9)	(127)	(2)	(7)	(145)
One-offs	-	(65)	(65)	-	-	-	(65)
Organic	(433)	27	27	(29)	15	(12)	1
First half 2020	12,215	1,590	764	9	(252)	(3)	518

% Total change	-5%	-2%	-4%				-28%
% Organic change	-3%	2%	3%				-

(i)     CRH's share of after-tax result of joint ventures and associated undertakings.

3.   Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a considerable extent on the seasonal impact of weather in the Group's operating locations, with activity in some markets reduced significantly in winter due to inclement weather. As shown in the table above, the Group's operations exhibit a high degree of seasonality and can be significantly impacted by the timing of acquisitions and divestments; for example first half EBITDA from continuing operations in the 2019 financial period accounted for 36% of the EBITDA from continuing operations reported for the full year of 2019. Due to the impact of COVID-19, the performance of the Group in the second half of 2020 will also be dependent on an improving health situation across our markets.

4.   Revenue

Disaggregated revenue

In the following tables, revenue is disaggregated by primary geographic market and by principal activities and products. Due to the diversified nature of the Group, the basis on which management reviews its businesses varies across the Group. Geography is the primary basis for the Americas Materials and Europe Materials businesses; while activities and products are used for the Building Products businesses.

Revenue from external customers (as defined in IFRS 8 Operating Segments) attributable to the country of domicile and all foreign countries of operation greater than 10% are included below. Further operating segment disclosures are set out in note 5.

	Six months ended 30 June 2020 - Unaudited				Six months ended 30 June 2019 - Unaudited
	Americas Materials	Europe Materials	Building Products	Total	Americas Materials	Europe Materials	Building Products	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Primary geographic markets
Continuing operations
Republic of Ireland (Country of domicile)	-	243	-	243	-	320	-	320
United Kingdom	-	1,368	79	1,447	-	1,707	138	1,845
Rest of Europe (i)	-	2,238	484	2,722	-	2,311	661	2,972
United States	4,023	-	2,858	6,881	4,050	-	2,663	6,713
Rest of World (ii)	456	221	245	922	483	277	237	997
Total Group from continuing operations	4,479	4,070	3,666	12,215	4,533	4,615	3,699	12,847

Discontinued operations
Rest of Europe (i) - Europe Distribution				-				2,086
Total Group				12,215				14,933

Footnotes (i) and (ii) appear on page 20.

4.   Revenue - continued

	Six months ended 30 June 2020 - Unaudited				Six months ended 30 June 2019 - Unaudited
	Americas Materials (iii)	Europe Materials (iii)	Building Products	Total	Americas Materials (iii)	Europe Materials (iii)	Building Products	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Principal activities and products
Continuing operations
Cement, lime and cement products	615	1,327	-	1,942	608	1,445	-	2,053
Aggregates, asphalt and readymixed products	2,353	1,370	-	3,723	2,351	1,687	-	4,038
Construction contract activities*	1,511	746	82	2,339	1,574	855	104	2,533
Architectural products	-	548	1,808	2,356	-	528	1,703	2,231
Infrastructure products (iv)	-	79	663	742	-	100	673	773
Construction accessories (iv)	-	-	302	302	-	-	333	333
Architectural glass and glazing systems and wholesale hardware distribution	-	-	811	811	-	-	886	886
Total Group from continuing operations	4,479	4,070	3,666	12,215	4,533	4,615	3,699	12,847

Discontinued operations
General Builders Merchants, DIY Germany and Sanitary, Heating & Plumbing - Europe Distribution				-				2,086
Total Group				12,215				14,933

* Revenue principally recognised over time. Construction contracts are generally completed within the same financial reporting year.

Footnotes to revenue disaggregation on pages 19 & 20

(i)  The Rest of Europe principally includes Austria, Belgium, Czech Republic, Denmark, Estonia, Finland, France, Germany, Hungary, Luxembourg, Netherlands, Poland, Romania, Serbia, Slovakia, Spain, Sweden, Switzerland and Ukraine.

(ii)  The Rest of World principally includes Australia, Brazil, Canada and the Philippines.

(iii) Americas Materials and Europe Materials both operate vertically integrated businesses, which are founded in resource-backed cement and aggregates assets and which support the manufacture and supply of aggregates, asphalt, cement, readymixed and precast concrete and landscaping products. Accordingly, for the purpose of disaggregation of revenue we have included certain products together, as this is how management review and evaluate this business line.

(iv) Comparative amounts for 2019 have been restated where necessary to reflect the disaggregation of revenue for our construction accessories business.

5.   Segment Information

	Unaudited				Year ended
	Six months ended 30 June				31 December
	2020		2019		2019
	$m	%	$m	%	$m	%
Revenue
Continuing operations
Americas Materials	4,479	36.7	4,533	30.4	11,626	36.7
Europe Materials	4,070	33.3	4,615	30.9	9,509	30.0
Building Products	3,666	30.0	3,699	24.8	6,997	22.1
Total Group from continuing operations	12,215	100.0	12,847	86.1	28,132	88.8
Discontinued operations - Europe Distribution	-	-	2,086	13.9	3,557	11.2
Total Group	12,215	100.0	14,933	100.0	31,689	100.0

Group EBITDA
Continuing operations
Americas Materials	667	41.9	567	32.6	2,194	46.7
Europe Materials	338	21.3	521	29.9	1,208	25.7
Building Products	585	36.8	533	30.7	1,076	22.8
Total Group from continuing operations	1,590	100.0	1,621	93.2	4,478	95.2
Discontinued operations - Europe Distribution	-	-	119	6.8	224	4.8
Total Group	1,590	100.0	1,740	100.0	4,702	100.0

Depreciation, amortisation and impairment
Continuing operations
Americas Materials	378	45.8	378	42.5	771	42.9
Europe Materials	276	33.4	285	31.9	586	32.6
Building Products	172	20.8	162	18.1	328	18.3
Total Group from continuing operations	826	100.0	825	92.5	1,685	93.8
Discontinued operations - Europe Distribution	-	-	67	7.5	111	6.2
Total Group	826	100.0	892	100.0	1,796	100.0

Group operating profit
Continuing operations
Americas Materials	289	37.8	189	22.3	1,423	49.0
Europe Materials	62	8.1	236	27.8	622	21.4
Building Products	413	54.1	371	43.8	748	25.7
Total Group from continuing operations	764	100.0	796	93.9	2,793	96.1
Discontinued operations - Europe Distribution	-	-	52	6.1	113	3.9
Total Group	764	100.0	848	100.0	2,906	100.0

5.   Segment Information - continued

	Unaudited		Year ended
	Six months ended 30 June		31 December
	2020	2019	2019
	$m	$m	$m
Reconciliation of Group operating profit to profit before tax:
Group operating profit from continuing operations (analysed on page 21)	764	796	2,793
Profit/(loss) on disposals (i)	9	166	(189)
Profit before finance costs	773	962	2,604
Finance costs less income	(204)	(199)	(365)
Other financial expense	(48)	(62)	(125)
Share of equity accounted investments' (loss)/profit	(3)	16	67
Profit before tax from continuing operations	518	717	2,181

(i) Profit/(loss) on disposals - continuing operations
Americas Materials	(1)	10	(2)
Europe Materials	3	18	(283)
Building Products	7	138	96
Total Group	9	166	(189)

	Unaudited			Unaudited		As at
	As at 30 June			As at 30 June		31 December
	2020			2019		2019
	$m	%	$m	%	$m	%
Total assets
Americas Materials	16,586	45.3	17,106	42.9	16,410	44.7
Europe Materials	12,565	34.3	12,973	32.5	13,109	35.7
Building Products	7,482	20.4	9,793	24.6	7,197	19.6
Total Group	36,633	100.0	39,872	100.0	36,716	100.0

Reconciliation to total assets as reported in the Condensed Consolidated Balance Sheet:
Investments accounted for using the equity method	737			1,344		775
Other financial assets	13			26		13
Derivative financial instruments (current and non-current)	217			99		92
Income tax assets (current and deferred)	114			101		98
Cash and cash equivalents	10,088			1,592		4,218
Total assets	47,802			43,034		41,912

6.   Earnings per Ordinary Share

The computation of basic and diluted earnings per Ordinary Share is set out below:
	Unaudited		Year ended
	Six months ended 30 June		31 December
	2020	2019	2019
	$m	$m	$m
Numerator computations
Group profit for the financial period	406	602	1,738
Profit attributable to non-controlling interests	(3)	(8)	(21)
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share	403	594	1,717
Profit after tax for the financial period from discontinued operations - attributable to equity holders of the Company	-	43	90
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share from continuing operations	403	551	1,627

	Number of	Number of	Number of
	Shares	Shares	Shares
Denominator computations
Weighted average number of Ordinary Shares (millions) outstanding for the financial period	785.4	808.7	801.3
Effect of dilutive potential Ordinary Shares (employee share options) (millions)	4.8	4.4	6.4
Denominator for diluted earnings per Ordinary Share	790.2	813.1	807.7

Earnings per Ordinary Share
- basic	51.3c	73.5c	214.3c
- diluted	51.0c	73.1c	212.6c

Earnings per Ordinary Share from continuing operations
- basic (i)	51.3c	68.1c	203.0c
- diluted	51.0c	67.8c	201.4c

(i)     Basic earnings per Ordinary Share from continuing operations were 25% lower than prior year at 51.3c (H1 2019: 68.1c), primarily reflecting lower profit on divestments.

7.   Dividends

	Unaudited		Year ended
	Six months ended 30 June		31 December
	2020	2019	2019
Net dividend paid per share (i)	70.0c	59.2c	81.2c
Net dividend declared for the period (i)	22.0c	22.0c	92.0c
Dividend cover (Earnings per share/Dividend declared per share) - continuing and discontinued operations	2.3x	3.3x	2.3x
Dividend cover - continuing operations	2.3x	3.1x	2.2x

(i)     The dividends per share disclosed above are presented in US Dollar. 2019 Interim and final dividends per share declared previously in euro have been translated to US Dollar using the dividend record date exchange rate. All future dividends will be declared in US Dollar.

The Board has decided to maintain the interim dividend at 22.0c per share in line with prior year. It is proposed to pay the interim dividend on 25 September 2020 to shareholders registered at the close of business on 4 September 2020.

The interim dividend will be paid wholly in cash. If shareholders receive dividend payments in euro or Pounds Sterling, the exchange rate is expected to be set on Friday, 11 September 2020.

Existing currency elections and currency payment defaults will remain in place unless revoked or otherwise amended by shareholders. Therefore, the interim dividend will be paid in euro, Pounds Sterling and US Dollar to shareholders in accordance with their existing payment instructions. If no such instructions are in place, the currency for dividend payments will be based on shareholders' addresses on CRH's Share Register, or will, in the case of shares held in the CREST system, continue to be paid automatically in euro, unless a currency election is made. In respect of the interim dividend, the latest date for receipt of currency elections is 4 September 2020.

With effect from the 2020 interim dividend, shareholders holding their shares in the CREST system will have the option to elect to receive dividends electronically via the CREST system. CREST holders wishing to avail of this facility should follow the applicable procedures in the CREST Operating Manual.

8.   Share of Equity Accounted Investments' (Loss)/Profit
Continuing operations

The Group's share of joint ventures' and associates' result after tax is equity accounted and is presented as a single line item in the Condensed Consolidated Income Statement; it is analysed as follows between the principal Condensed Consolidated Income Statement captions:

	Unaudited		Year ended
	Six months ended 30 June		31 December
	2020	2019	2019
	$m	$m	$m
Group share of:
Revenue	479	587	1,399
EBITDA	35	59	153
Operating profit	8	28	87
(Loss)/profit after tax (i)	(3)	16	67

Analysis of Group share of (loss)/profit after tax:
Share of joint ventures' profit after tax	1	17	46
Share of associates' (loss)/profit after tax	(4)	(1)	21
Share of equity accounted investments' (loss)/profit after tax	(3)	16	67

(i)     Share of profit after tax including discontinued operations amounted to $23 million for the six months ended 30 June 2019 (31 December 2019: $81 million).

 9.   Assets Held for Sale and Discontinued Operations

As disclosed in our 2019 Annual Report and Form 20-F, in October 2019, the Group completed the divestment of its Europe Distribution business, formerly part of our Building Products segment. With the exception of our Europe Distribution business in 2019, no other businesses divested in 2020 or 2019 are considered to be either separate major lines of business or geographical areas of operation and therefore do not constitute discontinued operations as defined in IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations.

Assets and liabilities that met the IFRS 5 criteria at 30 June 2020 and 30 June 2019 have not been separately disclosed as held for sale as they were not considered material in the context of the Group.

Results of discontinued operations

The results of the discontinued operations included in the Group profit for the financial period are set out as follows:

Unaudited
Six months ended 30 June
2019
$m
Revenue	2,086

EBITDA	119
Depreciation	(66)
Amortisation	(1)
Operating profit	52
Profit on disposals	2
Profit before finance costs	54
Finance costs	(5)
Share of equity accounted investments' profit	7
Profit before tax	56
Attributable income tax expense	(12)
Profit after tax for the financial period from discontinued operations	44

Profit attributable to:
Equity holders of the Company	43
Non-controlling interests	1
Profit for the financial period from discontinued operations	44

Basic earnings per Ordinary Share from discontinued operations	5.4c
Diluted earnings per Ordinary Share from discontinued operations	5.3c

Cash flows from discontinued operations
Net cash inflow from operating activities	20
Net cash outflow from investing activities	(10)
Net cash outflow from financing activities	(46)
Net cash outflow	(36)

10. Future Purchase Commitments for Property, Plant and Equipment

	Unaudited		Year ended
	Six months ended 30 June		31 December
	2020	2019	2019
	$m	$m	$m

Contracted for but not provided in these Condensed Consolidated Interim Financial Statements	309	568	419

11. Net Finance Costs
Continuing operations

	Unaudited		Year ended
	Six months ended 30 June		31 December
	2020	2019	2019
	$m	$m	$m
Finance costs	206	207	387
Finance income	(2)	(8)	(22)
Other financial expense	48	62	125
Total net finance costs	252	261	490

The overall total is analysed as follows:
Net finance costs on interest-bearing loans and borrowings and cash and cash equivalents	203	196	367
Net cost/(credit) re change in fair value of derivatives and fixed rate debt	1	3	(2)
Finance costs less income	204	199	365
Unwinding of discount element of lease liabilities	35	34	69
Unwinding of discount element of provisions for liabilities	10	13	25
Unwinding of discount applicable to deferred and contingent acquisition consideration	11	8	16
Unwinding of discount applicable to deferred and contingent divestment proceeds	(14)	-	-
Unwinding of discount applicable to leased mineral reserves	1	-	-
Pension-related finance costs (net)	5	7	15
Total net finance costs	252	261	490

12. Net Debt

Components of net debt

Net debt is a non-GAAP measure which we provide to investors as we believe they find it useful. Net debt comprises lease liabilities under IFRS 16, cash and cash equivalents, derivative financial instrument assets and liabilities and interest-bearing loans and borrowings and enables investors to see the economic effects of these in total. Net debt is commonly used in computations such as Net Debt as a % of total equity and Net Debt as a % of market capitalisation.

	Unaudited	Unaudited	As at
	As at 30 June	As at 30 June	31 December
	2020	2019	2019
	$m	$m	$m
Lease liabilities under IFRS 16	(1,609)	(2,116)	(1,697)
Interest-bearing loans and borrowings	(16,437)	(11,186)	(10,127)
Derivative financial instruments	194	74	74
Cash and cash equivalents	10,088	1,592	4,218
Group net debt	(7,764)	(11,636)	(7,532)

	Unaudited	Unaudited	As at
	As at 30 June	As at 30 June	31 December
	2020	2019	2019
Reconciliation of opening to closing net debt:	$m	$m	$m
At 1 January	(7,532)	(7,998)	(7,998)
Movement in period
Effect of adopting IFRS 16	-	(2,237)	(2,237)
Debt, including lease liabilities, in acquired companies	(9)	(31)	(81)
Debt, including lease liabilities, in disposed companies	-	43	463
Increase in interest-bearing loans and borrowings	(6,174)	(1,077)	(106)
Net increase in lease liabilities under IFRS 16	(65)	(62)	(184)
Net cash flow arising from derivative financial instruments	(51)	11	40
Repayment of interest-bearing loans and borrowings	26	592	640
Repayment of lease liabilities under IFRS 16	132	190	356
Mark-to-market adjustment	(4)	30	28
Translation adjustment on financing activities	43	(3)	15
Increase in liabilities from financing activities	(6,102)	(2,544)	(1,066)
Translation adjustment on cash and cash equivalents	30	(22)	(20)
Increase/(decrease) in cash and cash equivalents	5,840	(1,072)	1,552
At 30 June	(7,764)	(11,636)	(7,532)

12. Net Debt - continued

	Unaudited		Unaudited		As at
	As at 30 June		As at 30 June		31 December
	Fair value (i)	Book value	Fair value (i)	Book value	Fair Value (i)	Book value
	2020		2019		2019
Net debt	$m	$m	$m	$m	$m	$m
Non-current assets
Derivative financial instruments	190	190	89	89	85	85
Current assets
Derivative financial instruments	27	27	10	10	7	7
Cash and cash equivalents	10,088	10,088	1,592	1,592	4,218	4,218
Non-current liabilities
Interest-bearing loans and borrowings	(15,740)	(15,108)	(10,375)	(10,022)	(9,838)	(9,211)
Derivative financial instruments	(5)	(5)	-	-	(1)	(1)
Lease liabilities under IFRS 16	(1,326)	(1,326)	(1,709)	(1,709)	(1,393)	(1,393)
Current liabilities
Interest-bearing loans and borrowings	(1,329)	(1,329)	(1,164)	(1,164)	(916)	(916)
Derivative financial instruments	(18)	(18)	(25)	(25)	(17)	(17)
Lease liabilities under IFRS 16	(283)	(283)	(407)	(407)	(304)	(304)
Group net debt	(8,396)	(7,764)	(11,989)	(11,636)	(8,159)	(7,532)

(i)     All interest-bearing loans and borrowings are Level 2 fair value measurements.

	Unaudited	Unaudited	As at
	As at 30 June	As at 30 June	31 December
	2020	2019	2019
Gross debt, net of derivatives, matures as follows:	$m	$m	$m
Within one year	1,603	1,586	1,230
Between one and two years	915	1,566	1,319
Between two and three years	1,520	939	628
Between three and four years	1,376	1,482	994
Between four and five years	5,290	846	798
After five years	7,148	6,809	6,781
Total	17,852	13,228	11,750

In April 2020, the Group successfully issued a total of €2.0 billion in euro denominated bonds at a weighted average maturity of 7 years and with a weighted average interest rate of 1.35%. In July 2020, the Group exercised a par-call option to repay a €750 million bond originally due to mature in October 2020.

Market capitalisation

Market capitalisation, calculated as the period-end share price multiplied by the number of Ordinary Shares in issue, is as follows:

	Unaudited	Unaudited	As at
	As at 30 June	As at 30 June	31 December
	2020	2019	2019
	$m	$m	$m
Market capitalisation - Euronext Dublin (i)	26,795	26,149	31,640

(i)     The market capitalisation figure of €23.9 billion (30 June 2019: €23.0 billion and 31 December 2019: €28.2 billion), based on the euro denominated share price per CRH's listing on Euronext Dublin, was translated to US Dollar using the relevant closing rates as noted in the principal foreign exchange rates table in note 1.

12. Net Debt - continued

Liquidity information - borrowing facilities
The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities figures shown in the table below represent the facilities available to be drawn by the Group at 30 June 2020.

	Unaudited	Unaudited	As at
	As at 30 June	As at 30 June	31 December
	2020	2019	2019
	$m	$m	$m
Between one and two years	11	-	13
Between two and three years	5	15	5
Between three and four years	-	62	57
Between four and five years	-	3,983	3,932
After five years	29	-	48
Total	45	4,060	4,055

The Group successfully carried out an amendment of its €3.5 billion revolving credit facility in March 2020 whereby the Group extended the maturity date of the facility for a further year to 2025. In April 2020, as a liquidity precaution against the evolving COVID-19 pandemic, the €3.5 billion revolving credit facility was drawn down in full. €1.75 billion has been repaid since the balance sheet date.

Guarantees
The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: $15.8 billion in respect of loans and borrowings, bank advances and derivative obligations (30 June 2019: $10.6 billion and 31 December 2019: $9.6 billion) and $0.4 billion in respect of letters of credit (30 June 2019: $0.4 billion and 31 December 2019: $0.4 billion).

Net debt metrics
The net debt metrics based on net debt as shown on page 27, EBITDA as defined on page 35 and net debt-related interest as shown in note 11 are as follows:

		Unaudited		Year ended
		Six months ended 30 June		31 December
		2020	2019	2019
EBITDA net interest cover (times) -continuing operations	- six months to 30 June	7.8	8.1	-
	- rolling 12 months	12.0	10.7	12.3
EBIT net interest cover (times) -continuing operations	- six months to 30 June	3.7	4.0	-
	- rolling 12 months	7.5	6.7	7.7

Net debt as a percentage of market capitalisation		29%	45%	24%
Net debt as a percentage of total equity		41%	63%	38%

13. Fair Value of Financial Instruments

The table below sets out the valuation basis of financial instruments held at fair value by the Group:

	Level 2 (i)			Level 3 (i)
	Unaudited		As at	Unaudited		As at
	As at 30 June		31 December	As at 30 June		31 December
	2020	2019	2019	2020	2019	2019
	$m	$m	$m	$m	$m	$m
Assets measured at fair value
Fair value hedges - interest rate swaps	189	87	84	-	-	-
Cash flow hedges - currency and commodity forwards	13	9	4	-	-	-
Net investment hedges - currency swaps	9	3	3	-	-	-
Not designated as hedges (held for trading) - currency swaps and forwards	6	-	1	-	-	-
Total	217	99	92	-	-	-
Liabilities measured at fair value
Cash flow hedges - currency and commodity forwards	(20)	(9)	(10)	-	-	-
Net investment hedges - currency swaps	(3)	(12)	(4)	-	-	-
Not designated as hedges (held for trading) - currency swaps and forwards	-	(4)	(4)	-	-	-
Contingent consideration	-	-	-	(295)	(264)	(278)
Total	(23)	(25)	(18)	(295)	(264)	(278)

The carrying amount of trade and other payables approximate their fair value largely due to the short-term maturities and nature of these instruments. There were no transfers between Levels 2 and 3 during the periods.

There were no significant changes in contingent consideration recognised in profit or loss or other comprehensive income in the current period. Further details in relation to the inputs into valuation models for contingent consideration are available in the Group's 2019 Annual Report and Form 20-F.

(i)       For financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety.

14. Business Combinations

The acquisitions completed during the period ended 30 June 2020 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Americas Materials:

Georgia: Chester White Construction, Inc. (12 June); and

Mississippi: WG Construction (19 February).

Europe Materials:

France: Calexy (21 January) and Bras-Panon (31 March); and

Spain: Formigons Palafolls S.L. (10 January).

Building Products:

Colorado: US Mix Co. (21 February);

Minnesota: Suttle Solutions (11 March); and

Tennessee: Highline Products (13 January).

The acquisition balance sheet presented on the following page reflects the identifiable net assets acquired in respect of acquisitions completed during 2020, together with adjustments to provisional fair values (to the extent identified as of 30 June 2020) in respect of acquisitions completed during 2019. The measurement period for a number of acquisitions completed in 2019, closed in 2020 with no material adjustments identified.

14. Business Combinations - continued

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	Unaudited		Year ended
	Six months ended 30 June		31 December
	2020	2019	2019
ASSETS	$m	$m	$m
Non-current assets
Property, plant and equipment	35	169	358
Intangible assets	12	38	103
Total non-current assets	47	207	461

Current assets
Inventories	9	27	65
Trade and other receivables (i)	7	31	73
Cash and cash equivalents	-	2	11
Total current assets	16	60	149

LIABILITIES
Trade and other payables	(3)	(33)	(82)
Provisions for liabilities	-	-	(7)
Retirement benefit obligations	-	(1)	(1)
Lease liabilities	(9)	(26)	(71)
Interest-bearing loans and borrowings	-	(5)	(10)
Current income tax liabilities	-	1	10
Deferred income tax liabilities	-	(5)	-
Total liabilities	(12)	(69)	(161)

Total identifiable net assets at fair value	51	198	449
Goodwill arising on acquisition (ii)	52	141	310
Non-controlling interests*	-	(2)	(1)
Total consideration	103	337	758

Consideration satisfied by:
Cash payments	96	324	738
Deferred consideration (stated at net present cost)	7	9	12
Contingent consideration	-	4	8
Total consideration	103	337	758

Net cash outflow arising on acquisition
Cash consideration	96	324	738
Less: cash and cash equivalents acquired	-	(2)	(11)
Total outflow in the Condensed Consolidated Statement of Cash Flows	96	322	727

* Non-controlling interests are measured at the proportionate share of net assets.

Footnotes (i) and (ii) appear on page 32.

14. Business Combinations - continued

CRH performs a detailed quantitative and qualitative assessment of each acquisition in order to determine whether it is material for the purposes of separate disclosure under IFRS 3. None of the acquisitions completed during the financial period were considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of the fair values to identifiable assets acquired and liabilities assumed as disclosed are provisional (principally in respect of property, plant and equipment) in respect of certain acquisitions due to timing of close. The fair value assigned to identifiable assets and liabilities acquired is based on estimates and assumptions made by management at the time of acquisition. CRH may revise its purchase price allocation during the subsequent reporting window as permitted under IFRS 3.

Footnotes to the acquisition balance sheet on page 31

(i)      The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to $7 million (30 June 2019: $31 million). The fair value of these receivables is $7 million (30 June 2019: $31 million), all of which is expected to be recoverable.

(ii)    The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Americas Materials and Europe Materials business segments, no significant separately identifiable intangible assets are recognised on business combinations in these segments. $45 million of the goodwill recognised in respect of acquisitions completed in 2020 is expected to be deductible for tax purposes (30 June 2019: $109 million).

Acquisition-related costs

Acquisition-related costs, which exclude post-acquisition integration costs, amounting to $1 million (H1 2019: $2 million) have been included in operating costs in the Condensed Consolidated Income Statement.

The following table analyses the 8 acquisitions completed in 2020 (H1 2019: 25 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

	Six months ended 30 June - Unaudited
	Number of acquisitions		Goodwill		Consideration
	2020	2019	2020	2019	2020	2019
Reportable segments			$m	$m	$m	$m
Continuing operations
Americas Materials	2	16	10	35	23	154
Europe Materials	3	1	-	-	6	5
Building Products	3	7	32	83	70	174
Total Group from continuing operations	8	24	42	118	99	333

Discontinued operations
Europe Distribution	-	1	-	-	-	4
Total Group	8	25	42	118	99	337

Adjustments to provisional fair values of prior period acquisitions			10	23	4	-

Total			52	141	103	337

Post-acquisition impact

The post-acquisition impact of acquisitions completed during the period on the Group's profit for the financial period was as follows:

	Unaudited
	Six months ended 30 June
	2020	2019
Continuing operations	$m	$m
Revenue	35	54
Profit before tax for the financial period	2	2

14. Business Combinations - continued

The revenue and profit of the Group for the financial period determined in accordance with IFRS as though the acquisitions effected during the period had been at the beginning of the period would have been as follows:
	Pro-forma 2020
		CRH Group	Pro-forma
	2020	excluding 2020	Consolidated
	acquisitions	acquisitions	Group
	$m	$m	$m
Revenue	42	12,180	12,222
Profit before tax for the financial period	3	516	519

There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published periodically.

15. Related Party Transactions

There have been no related party transactions or changes in the nature and scale of the related party transactions described in the 2019 Annual Report and Form 20-F that could have had a material impact on the financial position or performance of the Group in the first six months of 2020.

16. Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

In consultation with the actuaries to the various defined benefit pension schemes (including jubilee schemes, long-term service commitments and post-retirement healthcare obligations, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial period, taking account of prevailing bid values, actual investment returns, corporate bond yields and other matters such as updated actuarial valuations conducted during the period.

Financial assumptions - scheme liabilities
The discount rates used by the Group's actuaries in the computation of the pension scheme liabilities and post-retirement healthcare obligations are as follows:

	Unaudited		Year ended
	Six months ended 30 June		31 December
	2020	2019	2019
	%	%	%
Eurozone	1.57	1.46	1.43
United States and Canada	2.57	3.30	3.14
Switzerland	0.35	0.40	0.30

16. Retirement Benefit Obligations - continued

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

	Six months ended 30 June - Unaudited
	Assets		Liabilities		Net liability
	2020	2019	2020	2019	2020	2019
	$m	$m	$m	$m	$m	$m
At 1 January	3,013	3,335	(3,493)	(3,821)	(480)	(486)
Administration expenses (i)	(2)	(2)	-	-	(2)	(2)
Current service cost (i)	-	-	(26)	(36)	(26)	(36)
Interest income on scheme assets (i)	28	39	-	-	28	39
Interest cost on scheme liabilities (i)	-	-	(33)	(46)	(33)	(46)
Arising on acquisition	-	-	-	(1)	-	(1)
Remeasurement adjustments:
-return on scheme assets excluding interest income	(10)	246	-	-	(10)	246
-actuarial loss from changes in financial assumptions	-	-	(74)	(394)	(74)	(394)
Employer contributions paid	20	30	-	-	20	30
Contributions paid by plan participants	4	8	(4)	(8)	-	-
Benefit and settlement payments	(72)	(73)	72	73	-	-
Translation adjustment	(26)	12	34	(14)	8	(2)
At 30 June	2,955	3,595	(3,524)	(4,247)	(569)	(652)
Related deferred income tax asset					120	128
Net pension liability					(449)	(524)

(i)    The net expense to the Condensed Consolidated Income Statement for the six months ended 30 June 2019 includes an expense of  $11 million relating to discontinued operations.

17. Taxation

The taxation expense for the interim period is an estimate based on the expected full year effective tax rate on full year profits.

18. Statutory Accounts and Audit Opinion

The financial information presented in this interim report does not represent full statutory accounts as defined by the Companies Act 2014 and has not been reviewed or audited by the Company's auditors, Deloitte Ireland LLP. A copy of the full statutory accounts for the year ended 31 December 2019 presented in euro and prepared in accordance with IFRS, have been filed with the Registrar of Companies. Ernst & Young, the Company's previous auditors, reported on the 31 December 2019 full statutory accounts and have issued an unqualified audit report. Ernst & Young will issue an audit opinion on the re-presented US Dollar 2019 financial statements, as part of the completion of the 2020 statutory financial statements.

19. Board Approval

This announcement was approved by the Board of Directors of CRH plc on 19 August 2020.

20. Distribution of Interim Report

This interim report is available on the Group's website (www.crh.com). A printed copy is available to the public at the Company's registered office.

Glossary of Alternative Performance Measures

CRH uses a number of alternative performance measures (APMs) to monitor financial performance. These measures are referred to throughout the discussion of our reported financial position and operating performance and are measures which are regularly reviewed by CRH management.

The APMs as summarised below should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

The APMs may not be uniformly defined by all companies and accordingly they may not be directly comparable with similarly titled measures and disclosures by other companies. Certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure.

EBITDA

EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of equity accounted investments' result after tax. It is quoted by management, in conjunction with other GAAP and non-GAAP financial measures, to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group's performance with that of other companies.

EBITDA and operating profit by segment are monitored by management in order to allocate resources between segments and to assess performance. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purpose of the information presented to the Chief Operating Decision Maker (Group Chief Executive and Finance Director). EBITDA margin is calculated by expressing EBITDA as a percentage of revenue.

Operating profit (EBIT) is defined as earnings before interest, taxes, profit on disposals and the Group's share of equity accounted investments' result after tax.

A reconciliation of Group profit before tax to EBITDA is presented below.

	Continuing Operations
	Unaudited		Year ended
	Six months ended 30 June		31 December
	2020	2019	2019
	$m	$m	$m
Group profit for the financial period	406	558	1,647
Income tax expense - estimated at interim	112	159	534
Profit before tax	518	717	2,181
Share of equity accounted investments' loss/(profit)	3	(16)	(67)
Other financial expense	48	62	125
Finance costs less income	204	199	365
Profit before finance costs	773	962	2,604
(Profit)/loss on disposals	(9)	(166)	189
Group operating profit	764	796	2,793
Depreciation charge	789	793	1,613
Amortisation of intangibles	37	32	64
Impairment charge	-	-	8
EBITDA	1,590	1,621	4,478

Glossary of Alternative Performance Measures - continued

EBITDA Net Interest Cover

EBITDA net interest cover is used by management as a measure which matches the earnings and cash generated by the business to the underlying funding costs. EBITDA net interest cover is presented to provide investors with a greater understanding of the impact of CRH's debt and financing arrangements.

It is calculated below:

	Continuing Operations
	Unaudited		Year ended
	Six months ended 30 June		31 December
	2020	2019	2019
	$m	$m	$m
Interest
Finance costs (i)	206	207	387
Finance income (i)	(2)	(8)	(22)
Net interest	204	199	365

EBITDA	1,590	1,621	4,478

EBITDA net interest cover (EBITDA divided by net interest)	7.8x	8.1x	12.3x

	Unaudited
	Rolling 12 months ended 30 June
	2020	2019
	$m	$m
Interest - continuing operations
Net interest - full year prior year (2019 and 2018)	365	360
Net interest - H1 prior year (2019 and 2018)	(199)	(174)
Net interest - H2 prior year (2019 and 2018)	166	186
Net interest - H1 current year (2020 and 2019)	204	199
Net interest - rolling 12 months to 30 June	370	385

EBITDA - continuing operations
EBITDA - full year prior year (2019 and 2018)	4,478	3,799
EBITDA - H1 prior year (2019 and 2018)	(1,621)	(1,299)
EBITDA - H2 prior year (2019 and 2018)	2,857	2,500
EBITDA - H1 current year (2020 and 2019)	1,590	1,621
EBITDA - rolling 12 months to 30 June	4,447	4,121

	Times	Times
EBITDA net interest cover (EBITDA divided by net interest)	12.0	10.7

(i) These items appear on the Condensed Consolidated Income Statement on page 9.

EBIT net interest cover is the ratio of EBIT to net debt-related interest costs.

Glossary of Alternative Performance Measures - continued

Net Debt and Net Debt/EBITDA

Net debt is used by management as it gives a more complete picture of the Group's current debt situation than total interest-bearing loans and borrowings. Net debt is provided to enable investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. Net debt is a non-GAAP measure and comprises current and non-current interest-bearing loans and borrowings, lease liabilities under IFRS 16, cash and cash equivalents and current and non-current derivative financial instruments.

Net Debt/EBITDA is monitored by management and is useful to investors in assessing the Company's level of indebtedness relative to its profitability and cash-generating capabilities. It is the ratio of Net Debt to EBITDA and is calculated below:

Year ended
31 December
2019
$m
Net debt
Lease liabilities under IFRS 16 (i)	(1,697)
Interest-bearing loans and borrowings (i)	(10,127)
Derivative financial instruments (net) (i)	74
Cash and cash equivalents (i)	4,218
Group net debt	(7,532)

EBITDA - from continuing operations	4,478

Times
Net debt divided by EBITDA - from continuing operations	1.7

(i)    These items appear in note 12 on page 27.

Organic Revenue, Organic Operating Profit and Organic EBITDA

The terms 'like-for-like' (LFL) and 'organic' are used interchangeably throughout this report.

Because of the impact of acquisitions, divestments, exchange translation and other non-recurring items on reported results each period, the Group uses organic revenue, organic operating profit and organic EBITDA as additional performance indicators to assess performance of  pre-existing operations each period.

Organic revenue, organic operating profit and organic EBITDA are arrived at by excluding the incremental revenue, operating profit and EBITDA contributions from current and prior year acquisitions and divestments, the impact of exchange translation and the impact of any non-recurring items. Organic EBITDA margin is calculated by expressing organic EBITDA as a percentage of organic revenue.

In the Business Performance review on pages 1 to 7, changes in organic revenue, organic operating profit and organic EBITDA are presented as additional measures of revenue, operating profit and EBITDA to provide a greater understanding of the performance of the Group. A reconciliation of the changes in organic revenue, organic operating profit and organic EBITDA to the changes in total revenue, operating profit and EBITDA for the Group and by segment is presented with the discussion of each segment's performance in tables contained in the segment discussion commencing on page 3.

Principal Risks and Uncertainties

Under Section 327(1)(b) of the Companies Act 2014 and Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007, the Group is required to give a description of the principal risks and uncertainties which it faces. These risks and uncertainties reflect the international scope of the Group's operations and the Group's decentralised structure. During the course of 2020, new risks and uncertainties may materialise attributable to changes in markets, regulatory environments and other factors and existing risks and uncertainties may become less relevant.

Principal Strategic Risks and Uncertainties
Industry cyclicality and adverse economic conditions: Construction activity, and therefore demand for the Group's products, is inherently cyclical as it is influenced by global and national economic circumstances, governments' ability to fund infrastructure projects, consumer sentiment and weather conditions. The Group may also be negatively impacted by unfavourable swings in fuel and other commodity/raw material prices. Failure to predict and plan for cyclical events or adverse economic conditions could negatively impact financial performance.

Portfolio management: The Group may engage in acquisition and divestment activity during the year as part of the Group's active portfolio management which presents risks around due diligence, execution and integration of assets. Additionally, the Group may be liable for liabilities of companies it has acquired or divested. Failure to identify and execute deals in an efficient manner may limit the Group's growth potential and impact financial performance.

Brexit: Uncertainties resulting from the UK's withdrawal from the European Union could pose challenges with currency devaluations, a fall in construction activity in the UK, challenges in labour resources accessing the UK, movement of goods and services and repatriating earnings. Failure by the Group to manage the uncertainties posed by Brexit could result in adverse financial performance and a fall in the Group's net worth.

Commodity products and substitution: Many of the Group's products are commodities, which face strong volume and price competition, and may be replaced by substitute products which the Group does not produce. Further, the Group must maintain strong customer relationships to ensure changing consumer preferences are addressed. Failure to differentiate and innovate could lead to market share decline, thus adversely impacting financial performance.

Geopolitical and/or social instability: Adverse and fast changing economic, social, political and public health situations in any country in which the Group operates could lead to business interruption, restrictions on repatriation of earnings or a loss of plant access. Changes in these conditions may adversely affect the Group's business, results of operations, financial condition or prospects.

Strategic mineral reserves: Appropriate reserves are an increasingly scarce commodity and licences and/or permits required to enable operation are becoming harder to secure. There are numerous uncertainties inherent in reserves estimation and in projecting future rates of production. Failure by the Group to plan for reserve depletion, or to secure permits, may result in operation stoppages, adversely impacting financial performance.

People management: Existing processes around people management (such as attracting, retaining and developing people, leadership succession planning, as well as dealing with collective representation groups) may not deliver, inhibiting the Group achieving its strategy. Failure to effectively manage talent and plan for leadership succession could impede the realisation of strategic objectives.

Joint ventures and associates: The Group does not have a controlling interest in certain of the businesses (i.e. joint ventures and associates) in which it has invested and may invest, which gives rise to increased governance complexity and a need for proactive relationship management. The lack of a controlling interest could impair the Group's ability to manage joint ventures and associates effectively and/or realise its strategic goals for these businesses.

Principal Operational Risks and Uncertainties
COVID-19 pandemic: The recent emergence and spread of the COVID-19 pandemic has had a material impact across the construction markets in which the Group operates. The continued uncertainty around the global pandemic, which may further adversely impact the Group's operations through a fall in demand for the Group's products, a reduction in staff availability and business interruption, could have a material impact on the Group's operating results, cashflows, financial condition and/or prospects.

Climate change and policy: The cement industry has recognised the impact of climate change and its responsibilities in transitioning to a lower carbon economy. The Group is exposed to financial, reputational and market risks arising from changes to CO2 policies and regulations. Should the Group not reduce its greenhouse gases (GHGs) emissions by its identified targets, or should CO2 policies or regulations change unexpectedly, the Group may be subject to increased costs, adverse financial performance and reputational damage.

Health and safety performance: The Group's businesses operate in an industry where health and safety risks are inherently prominent. Further, the Group is subject to stringent regulations from a health and safety perspective in the various jurisdictions in which it operates. A serious health and safety incident could have a significant impact on the Group's operational and financial performance, as well as the Group's reputation.

Sustainability and corporate social responsibility: The nature of our activities poses inherent environmental, social and governance (ESG) risks, which are also subject to an evolving regulatory framework and changing societal expectations. Failure to embed sustainability principles within the Group's businesses and strategy may result in non-compliance with relevant regulations, standards and best practices and lead to adverse stakeholder sentiment and reduced financial performance.

Principal Risks and Uncertainties - continued

Information technology and/or cyber security: The Group is dependent on information and operational technology systems to support its business activities. Any significant operational event, whether caused by external attack, insider threat or error, could lead to loss of access to systems or data, adversely impacting business operations. Security breaches, IT interruptions or data loss could result in significant business disruption, loss of production, reputational damage and/or regulatory penalties. Significant financial costs in remediation are also likely in a major cyber security incident.

Principal Compliance Risks and Uncertainties
Laws and regulations: The Group is subject to a wide variety of local and international laws and regulations across the many jurisdictions in which it operates, which vary in complexity, application and frequency of change. Potential breaches of local and international laws and regulations could result in the imposition of significant fines or sanctions and may inflict reputational damage.

Principal Financial and Reporting Risks and Uncertainties
Goodwill impairment: Significant under-performance in any of the Group's major cash-generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill. While not impacting cash flows, a write-down of goodwill could have a material impact on the Group's reported financial income and equity.

Financial instruments: The Group uses financial instruments throughout its businesses giving rise to interest rate and leverage, foreign currency, counterparty, credit rating and liquidity risks. A downgrade of the Group's credit ratings or inability to maintain certain financial ratios may give rise to increases in future funding costs and may impair the Group's ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which the Group conducts business may adversely impact the Group's financial position.

Defined benefit pension schemes and related obligations: The assets and liabilities of defined benefit pension schemes, in place in certain operating jurisdictions, exhibit significant period-on-period volatility attributable primarily to asset values, changes in bond yields/discount rates and anticipated longevity. Significant cash contributions may be required to remediate deficits applicable to past service. Fluctuations in the accounting surplus/deficit may adversely impact the Group's credit metrics which could increase the cost of, or ultimately, impair the Group's ability to raise funds.

Taxation charge and balance sheet provisioning: The Group is exposed to uncertainties stemming from governmental actions in respect of taxes paid and payable in all jurisdictions of operation. In addition, various assumptions are made in the computation of the overall tax charge and in balance sheet provisions which may not be borne out in practice. Changes in tax regimes or assessment of additional tax liabilities in future audits could result in incremental tax liabilities which could have a material adverse effect on cash flows, financial condition and results of operations.

Foreign currency translation: The principal foreign exchange risks to which the Condensed Consolidated Financial Statements are exposed pertain to (i) adverse movements in reported results when translated into the reporting currency; and (ii) declines in the reporting currency value of net investments which are denominated in a wide basket of currencies other than the reporting currency. Adverse changes in the exchange rates would negatively affect retained earnings. The annual impact is reported in the Condensed Consolidated Statement of Comprehensive Income.

Responsibility Statement

The Directors of CRH plc are responsible for preparing the interim management report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 as amended and with IAS 34, as adopted by the European Union.

The Directors of CRH plc, being the persons responsible within CRH plc, confirm that to the best of their knowledge:

1)    the Condensed Consolidated Unaudited Financial Statements for the six months ended 30 June 2020 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, the accounting standard applicable to interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group for the six months ended 30 June 2020;

2)    the interim management report includes a fair review of:

I.     the important events that have occurred during the first six months of the financial year, and their impact on the condensed consolidated set of financial statements;

II.    the principal risks and uncertainties for the remaining six months of the financial year;

III.   any related parties' transactions that have taken place in the first six months of the current financial year that have materially affected the financial position or the performance of the enterprise during that period; and

IV.   any changes in the related parties' transactions described in the 2019 Annual Report and Form 20-F that could have had a material effect on the financial position or performance of the enterprise in the first six months of the current financial year.

Albert Manifold	Chief Executive

Senan Murphy	Finance Director

Disclaimer / Forward-Looking Statements

In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the "Company"), and its subsidiaries (collectively, "CRH" or the "Group") is providing the following cautionary statement.

This document contains statements that are, or may be deemed to be forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH. These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "anticipates", "should", "could", "would", "targets", "aims", "may", "continues", "expects", "is expected to", "estimates", "believes", "intends" or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company's current expectations and assumptions as to such future events and circumstances that may not prove accurate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, as detailed in the section entitled "Risk Factors" in our 2019 Annual Report on Form 20-F as filed with the US Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 20 August 2020
By:___/s/Neil Colgan___
N.Colgan
Company Secretary